SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549





                                   FORM 11-K


     (Mark One)
     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


     For the year ended December 31, 1996
                                       OR


     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



     For the transition period from ___________to ______________




     Commission file number 1-8353



                  NUI CORPORATION SAVINGS AND INVESTMENT PLAN
                                      for
                        COLLECTIVE BARGAINING EMPLOYEES



                                NUI Corporation
                               550 Route 202-206
                                  P.O. Box 760
                       Bedminster, New Jersey  07921-0760










                                NUI CORPORATION






                          SAVINGS AND INVESTMENT PLAN


                                      for

                        COLLECTIVE BARGAINING EMPLOYEES


             FINANCIAL STATEMENTS AS OF DECEMBER 31, 1996 AND 1995

                                 TOGETHER WITH


                                AUDITORS' REPORT








                                NUI CORPORATION

                          SAVINGS AND INVESTMENT PLAN

                                      for

                        COLLECTIVE BARGAINING EMPLOYEES

                         INDEX TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995



                                                                   Page


     Report of Independent Public Accountants


     Financial Statements:

        Statement of Net Assets Available for Benefits             1

        Statement of Changes in Net Assets Available for Benefits  2


        Notes to Financial Statements                              3-6


     Supplemental Schedules:

        I - Item 27a-Schedule of Assets Held for Investment
             Purposes at December 31, 1996                         7

        II - Item 27d-Schedule of Reportable Transactions for the
             Year Ended December 31, 1996                          8



     All other supplemental schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.






     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


     To the Administrative Committee of the
     NUI Corporation Savings and Investment Plan for Collective Bargaining Employees

     We have audited the accompanying statement of net assets available for benefits of the NUI Corporation Savings and Investment Plan for Collective Bargaining Employees ("Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


     June 26, 1997                                 ARTHUR ANDERSEN LLP
     New York, New York






                                NUI CORPORATION
                          SAVINGS AND INVESTMENT PLAN
                                      for
                        COLLECTIVE BARGAINING EMPLOYEES
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                        As of December 31, 1996 and 1995

                                                     1996          1995

 ASSETS
 Investments at market value
     Barclays Global Investors:
         Insured Money Market Fund               $        70   $        67
         Income Accumulation Fund                     87,176        35,204
         Asset Allocation Fund                        56,331        23,478
         Growth Stock Fund                           263,253        97,621
         S&P 500 Stock Fund                          394,404       146,996
         NUI Stock Fund                              417,477       142,070
         Templeton Foreign Fund                        8,777             -
         Loans to Participants                         4,803         1,001
                                                  ----------    ----------
 Net Assets Available for Benefits               $ 1,232,292   $   446,437
                                                  ==========    ==========



             The accompanying notes to financial statements are an
                        integral part of this statement.





                                NUI CORPORATION
                          SAVINGS AND INVESTMENT PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      For the Year Ended December 31, 1996


                                              Insured
                                              Money    Income         Asset        Growth
                                              Market   Accumulation   Allocation   Stock
                                  Total       Fund     Fund           Fund         Fund

   Additions to Net
   Assets Attributable
   to:
      Net Apprecition
      in Market Value
      of Investments          $137,835      $     -    $       -      $   101      $   9,384

      Interest                   3,770            7        3,483            -              -

      Mutual Fund               19,632            -            -        4,667          3,537
      Income

      Contributions:
          Participants'        531,007            -       52,592       31,002        155,002

          Employer's,          109,744            -            -            -              -
          Net
                             ---------      -------     --------      -------        -------
      Total Additions          801,988            7       56,074       35,769        167,923
                             ---------      -------     --------      -------       --------
   Deductions from Net
   Assets Attributable
   to:

      Benefits Paid to
      Participants
      Expenses                 (4,138)      (1,892)         (233)       (162)           (600)
                            ---------      -------      --------     -------        --------
      Total Deductions        (16,134)      (1,992)       (3,095)       (233)         (1,252)
                            ---------      -------      --------    --------        --------
   Interfund Transfers              -        1,989        (1,007)     (2,684)         (1,040)
                            ---------       ------      --------     -------        --------
   Net Increase               785,855            3        51,973      32,853         165,632

   Net Assets
   Available
   for Benefits at
      Beginning of
      the Year                446,437           67        35,204      23,478          97,621

                            ---------     --------       -------      ------        --------
   Net Assets
   Available
   for Benefits at
     End of
     the Year             $1,232,292      $    70        $87,176     $56,331        $263,253

                           =========      =======        =======     =======        ========

                             S&P 500         NUI Stock    Templeton     Loans to
                             Stock Fund      Fund         Foreign       Participants
                                                           (I)

 Additions to Net
 Assets Attributable
 to:
       Net
       Apprecition in
       Market Value of     $   44,105      $ 83,858     $    387       $     -
       Investments

       Interest                     -             -           -            280

       Mutual Fund             11,367             -          61              -
       Income

     Contributions:
          Participants'       200,849        90,643         919              -

          Employer's,               -       109,744           -              -
          Net
                            ---------     ---------     -------       --------
      Total Additions         256,321       284,246       1,367            280
                           ----------     ---------     -------       --------
   Deductions from Net
   Assets Attributable
   to:

      Benefits Paid to        (2,971)       (5,341)           -              -
      Participants

      Expenses                  (815)         (430)          (5)             -
                            ---------     ---------    --------       --------
      Total Deductions        (3,787)       (5,771)          (5)             -
                            ---------     ---------    --------       --------
   Interfund Transfers        (5,127)       (3,068)       7,415          3,522
                            ---------     ---------     -------       --------
   Net Increase               247,408       275,408       8,777          3,802

   Net Assets Available
   for Benefits at
      Beginning of the        146,996       142,070           -          1,001
      Year                   --------       -------     -------         ------

   Net Assets Available
   for Benefits at
      End of the Year        $394,404      $417,477      $8,777         $4,803
                             ========      ========      ======         ======


             The accompanying notes to financial statements are an
                        integral part of this statement






                                NUI CORPORATION
                          SAVINGS AND INVESTMENT PLAN
                                      for
                        COLLECTIVE BARGAINING EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEAR ENDED DECEMBER 31, 1996 AND 1995


     1.   Summary Description of the Plan

          The NUI Corporation Savings and Investment Plan for Collective Bargaining Employees (the Plan) is a defined contribution plan established April 1, 1995 covering eligible employees of NUI Corporation and its subsidiaries (the Company). Eligible employees are those whose compensation and conditions of employment are covered by a collective bargaining agreement which calls for participation in the Plan, providing the employee has completed twelve months of service. The Plan conforms to the requirements of the Employee Retirement Income Security Act of 1974, as amended. The following description provides only general information. See the Plan agreement for a more complete description.

          The Plan allows eligible employees who participate to make "basic" contributions of up to 6% of their annual base pay, which are matched by contributions by the Company. Participant contributions are matched at a rate of 25% of their "basic" contributions. Participants may make additional contributions of up to 4% of their annual base pay, providing these contributions do not exceed limits imposed by the Internal Revenue Code of 1986, as amended (the Code). These additional contributions are not matched by the Company. Contributions may be made on a before-tax or after-tax basis as permitted by tax regulations.

          Company contributions are invested in the NUI Stock Fund, unless the participant has reached age 55, whereby they can direct the investment of these contributions into any fund. Participant contributions may be invested in the following funds: Income Accumulation Fund, Asset Allocation Fund, Growth Stock Fund, S&P 500 Stock Fund, the LifePath Funds, Templeton Foreign Fund, and the NUI Stock Fund, as designated by the participants. A Plan participant is vested at all times in the amount of his/her contributions and earnings thereon. A participant becomes 50% vested in the Company contributions after 36 months of service, 75% after 48 months of service and 100% after 60 months of service. An eligible employee with five or more years of service with the Company becomes fully vested upon entering the Plan. A participant also becomes fully vested upon attaining his/her normal retirement date as an employee, or upon his/her death or disability. Forfeitures of participant's non-vested account balances can be used to pay Plan fees and/or reduce Company contributions, as directed by the Plan Administrator. There were no forfeitures during the year ended December 31, 1996.

          Participants may borrow up to 50% of the value of the vested portion of their accounts, excluding the Company match portion of their accounts, as calculated on the effective date of the loan up to a maximum of $50,000. The interest rate is the prime rate plus 1% at the time of the loan. The term of the loan cannot exceed five years, nor be less than one year. If a loan participant's employment is terminated for any reason, the remaining unpaid balance becomes immediately due and payable, and if unpaid, may become a taxable distribution. Loan repayments are credited to the participant's account based upon the participant's current investment election for new contributions.

          Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan or completely discontinue contributions. Upon either of these two events, all employees would become 100% vested. Benefits would be distributed to participants upon termination of the Plan.


     2.   Significant Accounting Policies

          The financial statements have been prepared on the accrual basis of accounting.

          The Plan's investments in each Investment Fund are maintained in shares/units and are reflected in the accompanying Statement of Net Assets Available for Benefits at market value. The market value of the Insured Money Market and loans to participants is based on cost which approximates market value. The market value of the Income Accumulation Fund is determined in good faith and in the best judgment of the investment officers of BZW Barclays Global Investors, N.A. (Barclays) in accordance with accepted accounting practices, applicable laws and regulations, and procedures formulated by Barclays. The market value of the Asset Allocation, Growth Stock, the LifePath Funds, Templeton Foreign Fund and S&P 500 Stock Funds is based on the Funds' published quotation. The market value of the NUI Stock Funds is based on published market quotations of the Funds' underlying assets. Purchases and sales of assets are reflected on a trade-date basis. The value of a share/unit is determined daily by dividing the value of each Investment Fund by its total number of outstanding shares/units.


          The following is a summary of the share/unit values and shares/units outstanding as of December 31, 1996 and 1995:

                                    1996                      1995
                           Share/Unit  Shares/Units  Share/Unit Shares/Units
                           Value       Outstanding   Value      Outstanding

     Income Accumulation   $13.14            6,634   $12.42          2,834
     Fund
     Asset Allocation Fund $11.92            4,726   $11.75          1,998
     Templeton Foreign     $10.36              847   $    -              -
     Growth Stock Fund     $15.32           17,184   $13.86          7,043
     S&P 500 Stock Fund    $15.91           24,790   $13.44         10,937
     NUI Stock Fund        $15.58           26,796   $11.90         11,939
     LifePath 2000         $    -                -   $    -              -
     LifePath 2010         $    -                -   $    -              -
     LifePath 2020         $    -                -   $    -              -
     LifePath 2030         $    -                -   $    -              -
     LifePath 2040         $    -                -   $    -              -

          In accordance with generally accepted accounting principles, distributions are recorded when paid. There were no distributions payable to participants at December 31, 1996 and 1995.

          Recordkeeping and Investment Fund Election Changes and loan fees are paid by the participants from their accounts. Investment Management fees are also paid by the participants and are included as a reduction of the investment return. All other fees of the Plan (e.g. legal, accounting, tax, etc.) are paid by the Company.

          Plan assets are invested in various mutual funds, any of which could from time-to-time utilize financial derivatives. Generally accepted accounting principles require the investment managers of such funds to list in their financial statements the amount and purpose of such derivatives. Upon request, participants can be provided with copies of the funds' financial statements directly from Barclays and should refer to these for information on this issue. Derivative securities are not used for speculative purposes. When derivatives are used, it is simply to manage a fund into a market-neutral position, to attempt to match the return of a stated benchmark.

     3.   Investment Funds

          Wells Fargo Bank was the Trustee, Recordkeeper and Custodian of the Plan. Effective January 1, 1996, BZW Barclays Global Investors, N.A. acquired Wells Fargo and assumed these duties. The Plan consists of six separate funds (investment funds) as follows:

          Income Accumulation Fund - This fund seeks to provide a stable return while preserving value by investing in U.S. government and agency securities, and other short-term fixed-income securities.
     5
          Asset Allocation Fund - This fund seeks to achieve a high level of long-term total return at reasonable risk by shifting investments among three asset classes: common stocks, U.S. Treasury long-term bonds and money market instruments.

          Growth Stock Fund - This fund seeks to provide investors an above-average rate of return by investing primarily in small and medium-sized companies whose growth rates in earnings and revenues are expected to be above average.

          S&P 500 Fund - This fund seeks to achieve a long-term total rate of return approximating the total rate of return of the stocks composing the S&P 500 index.

          NUI Stock Fund - This fund is invested and dividends are reinvested in common stock of NUI Corporation.

          LifePath Funds - These are asset allocation funds that change their investment mix based on the expected risk and return of the different asset classes in which they invest. LifePath represents a family of five funds with each fund name containing a target date; the nearer the target date the more conservatively the fund invests. The objective of each fund is to maximize return while maintaining a level of risk appropriate to its target date.

          Templeton Foreign Fund - This is an international equity fund that seeks long-term capital growth. Principal investments are in stocks and debt obligations of companies and governments outside the United States.

          The Plan also uses an Insured Money Market Fund as a pass-through of amounts in and out of the Investment Funds. This fund had a balance of $70 as of December 31, 1996. Interest and other income earned by the Investment Funds are reinvested by the Trustee in accordance with the terms of the Plan.


     4.   Federal Income Taxes

          The Internal Revenue Service issued a determination letter, dated November 20, 1995, stating that the Plan, as designed, met the requirements of Section 401 (a) of the Internal Revenue Code and was exempt from taxation.

          Under present Federal income tax law, a participant is not taxed currently on any before-tax contributions or Company contributions to the Plan, income earned by the Plan, or gain on the sale of securities held by the Plan until the participant's account is distributed to him/her or made available to him/her without restriction.
     Participants are taxed currently on the amount of their after-tax contributions.






     EIN #22-1869941                                          Schedule I
     PLAN #002

                                     NUI CORPORATION
             SAVINGS AND INVESTMENT PLAN FOR COLLECTIVE BARGAINING EMPLOYEES
                              ITEM 27a - SCHEDULE OF ASSETS
                              HELD FOR INVESTMENT PURPOSES
                                  AT DECEMBER 31, 1996


                        Description
        Identity of          of                         Historical   Current
           Issue         Investment     Shares/Units    Cost         Value

     Barclays Global
     Investors
                      Insured Money
                      Market Fund                -     $     70    $     70

                      Income
                      Accumulation
                      Fund                   6,634     $ 87,176    $ 87,176

                      Asset
                      Allocation
                      Fund                   4,726     $ 54,952    $ 56,331

                     Growth Stock
                     Fund                   17,184     $257,648    $263,253

                     S & P 500
                     Stock Fund             24,790     $340,874    $394,404

                    NUI Stock Fund          26,796     $320,639    $417,477

                    Templeton
                    Foreign Fund               847       $8,390      $8,777

     Participant Loans

                    Loans at
                    Interest Rates
                    Ranging from
                    9.25% to 9.75%             --       $4,803      $4,803




     * Represents a party in interest for the year ended December 31, 1996.



             The accompanying notes to financial statements are an
                        integral part of this schedule.






     EIN #22-1869941                   Schedule II
     PLAN #002

                                  NUI CORPORATION
         SAVINGS AND INVESTMENT PLAN FOR COLLECTIVE BARGAINING EMPLOYEES
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996



       Identity     Description      No. of    Purchase    No. of    Selling
       of Party       of Asset     Purchases     Price      Sales     Price

     Series of transactions with Barclays Global Investors, involving securities that, in the aggregate, exceed 5% of the plan assets as of the beginning of the year.

     Barclays
     Global
     Investors:
                   Income                  55    $52,078        15     $3,589
                   Accumulation
                   Fund

                   Asset                   65    $35,639         5     $2,886
                   Allocation
                   Fund

                   Growth Stock            68   $160,424         7     $4,176
                   Fund

                   S&P 500 Stock           67   $209,518         8     $6,215
                   Fund

                   NUI Stock Fund          64   $198,797         8     $7,247




                                                      Current
                                                     Value of
                                                     asset on
        Identity        Description      Cost of    Transaction    Net Gain
        of Party         of Asset          Asset        Date      or (Loss)


     Barclays
     Global
     Investors:

                     Income
                     Accumulation
                     Fund                   $3,589      $3,589       $    _

                     Asset Allocation
                     Fund                   $2,787      $2,886          $99

                     Growth Stock
                     Fund                   $3,998      $4,176         $178

                     S&P 500
                     Stock Fund             $5,448      $6,215         $766

                     NUI Stock
                     Fund                   $5,909      $7,247       $1,338


     *Represents a party in interest for the year ended December 31, 1996.



             The accompanying notes to financial statements are an
                        integral part of this schedule.






                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                       NUI CORPORATION


                                                    Richard J. O'Neill
     June 30, 1997                                  Plan Administrator


                                                       Robert F. Lurie
     June 30, 1997                                        Plan Sponsor